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RECEIVED
MAY 31 2005
213
PROCESSING
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wyoming Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 East First Street
(No. and Street)

Casper (City) **Wyoming** (State) **82602** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Rader II, Principal **307-235-6200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*



PROCESSED
JUN 14 2005
THOMSON
FINANCIAL

Porter, Muirhead, Cornia & Howard Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

123 West First Street (Address) **Casper** (City) **Wyoming** (State) **82601** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William A. Rader II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wyoming Financial Securities, Inc.**, as of **March 31, 2005,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.


NOTARY PUBLIC
ROSE GUNN
COUNTY OF NATRONA
STATE OF WYOMING
My Commission Expires July 12, 2007

Signature

Title

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*



PORTER, MUIRHEAD, CORNIA & HOWARD

(A Corporation of Certified Public Accountants)

123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wyoming Financial Securities, Inc.

We have audited the accompanying statement of financial condition of Wyoming Financial Securities, Inc., (a wholly-owned subsidiary of WERCS) as of March 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wyoming Financial Securities, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements, supplementary information and our independent auditor's report are for the internal use and regulatory requirements of Wyoming Financial Securities, Inc., its Board of Directors, and its management and should not be used or relied upon by any other party for any purpose. Additional users of these financial statements, supplementary information and our independent auditor's report are hereby advised that the liability of Porter, Muirhead, Cornia & Howard to third party users who use or rely on this information may be limited pursuant to 1995 Wyoming Session Laws, Chapter 155 creating Wyoming Statute §33-3-201.

Porter, Muirhead, Cornia & Howard

Porter, Muirhead, Cornia & Howard
Certified Public Accountants

April 29, 2005

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2005

ASSETS		
Cash and cash equivalents	$	100,191
Due from clearing organization		234,050
Deposit with clearing organization		100,000
Commissions receivable from mutual fund companies and others		35,819
Investments		1,650
Furniture and equipment, net		48,202
Deferred income tax asset		9,588
Other assets		92,312
	$	621,812

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payables		
Commissions	$	91,665
Trade		11,189
Affiliated companies		2,016
Accrued expenses		98,463
Capital lease payable		11,957
Note payable to clearing organization, including accrued interest of $3,111		69,778
Total liabilities		285,068
Commitments and Contingencies		
Stockholder's Equity:		
Common stock, no par value, authorized 500,000 shares; issued and outstanding 18,060 shares		717,000
Additional paid-in-capital		1,390,501
Accumulated deficit		(1,770,757)
Total stockholder's equity		336,744
	$	621,812

See accompanying notes to the financial statements

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended March 31, 2005

Revenue	
Commissions	$ 1,281,017
Municipal finance and underwriting fees	36,160
Financial advisory fees	542,320
Interest and dividends	26,472
Management fees	154,334
Loss on disposal of fixed assets	(2,296)
Realized loss on investment	(825)
Income from forgiveness of note payable and accrued interest to the clearing organization	69,777
	2,106,959
Expenses	
Commissions	965,787
Salaries and employee benefits	415,723
General and administrative	536,044
Occupancy and equipment rental	223,760
Depreciation	23,288
Interest	106
	2,164,708
Net (loss) before income tax benefit	(57,749)
Income tax benefit	21,363
Net (loss)	$ (36,386)

See accompanying notes to the financial statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Wyoming Financial Securities, Inc. (the "Company") is a wholly-owned subsidiary of WERCS conducting business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the State of Wyoming and St. Louis, Missouri.

With respect to all other securities transactions, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all securities transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant Accounting Policies

Accounting Estimates
The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions and related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant. Investment securities are valued at market with the net unrealized gains and losses included in earnings of the current period.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include all cash, money market accounts, certificate of deposits with original maturities of three months or less and overnight repurchase agreements with a bank.

The Company maintains deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on cash and cash equivalents.

Property and Equipment
Property and equipment is stated at cost. Depreciation of furniture, fixtures, and computers is computed using the declining balance method over estimated useful lives of five to ten years.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Income Taxes

For income tax purposes, Wyoming Financial Securities, Inc. is included in a consolidated return with its parent holding company and other subsidiaries.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising Costs

The Company expenses advertising costs as incurred. The Company's advertising costs for the year ended March 31, 2005 was $17,216.

Note 2. Other Assets

At March 31, 2005, the Company's other assets included the following:

Prepaid expenses	$	26,160
Employee advances		10,000
Deposits		6,120
Note receivable from an employee, due in monthly installments of $944 including interest at 5%, due January 2010, uncollateralized		48,527
Receivable from parent company		1,505
	$	92,312

Aggregate maturities required on note the receivable from an employee are due in future years as follows:

During the year ending March 31:		
2006	$	9,105
2007		9,570
2008		10,060
2009		10,575
2010		9,217
	$	48,527

Note 3. Furniture and Equipment

At March 31, 2005, the Company had the following furniture and equipment:

Furniture, fixtures and office equipment, including an asset acquired under a capital lease in the amount of $18,156 (Note 10)	$ 135,413
Computers	118,750
	254,163
Less accumulated depreciation, including $6,960 applicable to an asset acquired under a capital lease	205,961
	$ 48,202

Note 4. Note Payable to the Clearing Organization

At March 31, 2005, the Company had an outstanding note payable to the clearing organization in the amount of $66,668. The note payable is due in September 2005 in one annual installment of $66,667 plus accrued interest at 8%. The annual installment of principal and interest will be forgiven and deemed paid by the Company if the Company's Clearing Agreement of September 19, 2002 with the clearing organization remains in full force. During the fiscal year ended March 31, 2005, the Company recorded net income from forgiveness of debt in the amount of $69,777, which includes $7,555 of interest expense.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2005, the Company had net capital and minimum net capital requirements of approximately $146,377 and $100,000, respectively. The Company's net capital ratio was 1.95 to 1.

Note 6. Income Tax Matters

For income tax purposes, the Company has elected to file consolidated tax returns with its parent company. For purposes of these financial statements, the Company computes current and deferred income taxes using the separate return method. The income tax (expense) benefit obtained by the consolidated members from the separate return method has been recognized in the accompanying financial statements. The income tax benefit for the year ended March 31, 2005 in the amount of $21,363 is from the recognition of changes in deferred tax asset and liabilities.

Net deferred income tax assets consisted of the following component as of March 31, 2005:

Deferred tax asset	
Net operating loss carryforwards	$ 18,680
Accrued liabilities	2,260
Deferred tax liability	
Property and equipment	(11,352)
	$ 9,588

As of March 31, 2005, the Company has net operating loss carryovers of approximately $55,000, which are available to reduce consolidated return taxable income in future years. If not utilized, these carryovers will begin to expire in 2019.

Income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax loss from continuing operations for the year ended March 31, 2005, as follows:

Computed "expected" tax benefit	$ 20,212
(Increase) decrease in income taxes resulting from:	
Nondeductible expenses	(480)
Other	1,631
	$ 21,363

Note 7. Off-Balance-Sheet Risk, Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8. Defined Contribution Retirement Plan

The Company's parent, WERCS, established an Employee Stock Ownership Plan, which provides for the participation of subsidiary employees, including those of the Company. All of the Company's employees with at least one year of service are eligible for the plan at the next plan entry date. There were no contributions charged to operations for the year ended March 31, 2005.

Note 9. Related-Party Transactions

To take advantage of economies of scale, the parent company, WERCS, contracts for services such as payroll processing, telephone, property and equipment leasing, insurance and other, with various vendors and all subsidiaries reimburse WERCS for the cost of these services. During the year ended March 31, 2005, the Company reimbursed the parent company or its designated related management company approximately $1,743,000 for salaries, benefits, commissions and payroll tax expenses, $35,000 for property rental (see Note 10), and $43,000 for other miscellaneous expenses.

Note 10. Lease Commitments and Total Rental Expense

The Company leases its Casper, Jackson, and St. Louis offices under operating lease agreements, expiring July 2007, May 2005, and December 2005, respectively. The Casper office is leased from an affiliated company. The total minimum rental commitment at March 31, 2005 under these leases is $38,989 which is due as follows:

During the year ending March 31:	Other	Affiliated Company
2006	$ 27,981	$ 8,256
2007	-	2,752
	$ 27,981	$ 11,008

The total rental expense included in the income statement for the year ended March 31, 2005 is $78,875, of which $35,662 was to an affiliated company.

In addition, the Company leases copying equipment under four operating lease agreements, expiring January 2006, June 2006, November 2006, and November 2007, respectively, and have one capital lease, expiring April 2008. The total minimum lease commitment at March 31, 2005 under these leases is $27,406 which is due as follows:

During the year ending March 31:	Operating	Capital
2006	$ 9,137	$ 4,388
2007	2,952	4,388
2008	1,786	4,388
2009	-	367
	13,875	13,531
less interest portion	-	1,574
	$ 13,875	$ 11,957

The total lease expense included in the income statement for the year ended March 31, 2005 is $13,391.

Note 11. Litigation

During the year, the Company settled a suitability action brought against two of its brokers by a former customer. The Company settled this claim for $395,000.

The Securities and Exchange Commission (SEC) commenced an informal investigation of option and margin trading done by two brokers of the Company in January 2003. The Company provided the SEC with all information requested. As of March 31, 2005, no formal charges have been brought against the Company.

The Company is the plaintiff in two lawsuits, one for breach of contract and the other is for partial reimbursement for the lawsuit settled during the year. The lawsuits are still in their preliminary stages at this time; therefore, the Company's legal counsel cannot evaluate the likelihood of a particular outcome.



PORTER, MUIRHEAD, CORNIA & HOWARD

(A Corporation of Certified Public Accountants)

123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Wyoming Financial Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Wyoming Financial Securities, Inc. (the Company) for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Porter, Muirhead, Cornia & Howard

Certified Public Accountants

April 29, 2005